                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               PRIZE ENERGY CORP.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   74267L106
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                                 (CUSIP Number)

                                 PHILIP B. SMITH
                          20 E. 5TH STREET, SUITE 1400
                              TULSA, OKLAHOMA 74103
                                 (918) 587-5816
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               - with copies to -

                                 ROBERT A. CURRY
                             CONNER & WINTERS, P.C.
                             3700 FIRST PLACE TOWER
                                15 E. 5TH STREET
                           TULSA, OKLAHOMA 74103-4344
                                 (918) 586-5711

                                 MARCH 15, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE 2

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1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           PHILIP B. SMITH

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) [ ]
                                                                                              (b) [ ]

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3          SEC USE ONLY


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4          SOURCE OF FUNDS (See Instructions)

           NOT APPLICABLE
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
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                        7     SOLE VOTING POWER
     NUMBER OF
                              -0-
       SHARES           -----------------------------------------------------------------------------

    BENEFICIALLY        8     SHARED VOTING POWER

      OWNED BY                -0-
                        -----------------------------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER

     REPORTING                -0-
                        -----------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
-----------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
-----------------------------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)     [ ]


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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%*
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14         TYPE OF REPORTING PERSON (See Instructions)

           IN
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

* Due to the Merger, as described herein, the Company no longer exists as a separate corporate entity and thus has no outstanding securities.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE 3

         This Amendment No. 2 amends the Schedule 13D originally filed on February 17, 2000, as amended by Amendment No. 1 thereto filed on April 10, 2000 (as amended, the "Schedule 13D"), by Philip B. Smith and relates to shares of common stock, par value $.01 per share ("Common Stock"), of Prize Energy Corp. (formerly known as Vista Energy Resources, Inc.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 3500 William D. Tate, Suite 200, Grapevine, Texas 76051. Capitalized terms used without definition in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D. Use of the words "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 2.

ITEM 1.  SECURITY AND ISSUER

         The first sentence of Item 1 of the Schedule 13D is hereby replaced in its entirety as follows:

         The class of equity securities to which this statement relates is the former Common Stock of the Company.

ITEM 2.  IDENTITY AND BACKGROUND

         No modification.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No modification.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:

         Effective as of 12:00 p.m. EDT on March 15, 2002, the Company merged into a wholly-owned subsidiary of Magnum Hunter Resources, Inc., a Nevada corporation ("Magnum Hunter"), pursuant to the terms of that certain Agreement and Plan of Merger dated as of December 17, 2001, among the Company, Magnum Hunter and Pintail Energy, Inc., as amended (the "Merger"). Upon the closing of the Merger, each outstanding share of Common Stock of the Company was converted into the merger consideration consisting of $5.20 plus 2.5 shares of common stock of Magnum Hunter. In addition, each outstanding option to purchase Common Stock of the Company was canceled in exchange for the merger consideration, less the exercise price for the option and any applicable tax withholding. Therefore, as a result of the Merger, the Reporting Person no longer beneficially owns any shares of Common Stock of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Parts (a), (b) and (e) of the Item 5 of the Schedule 13D are hereby replaced in their entirety as follows:


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                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE 4


         (a), (b) and (e) As of March 15, 2002, the Reporting Person no longer beneficially owns any shares of Common Stock of the Company.

         Part (c) of Item 5 of the Schedule 13D is hereby amended by adding the following to the end thereof:

         (c) During the period beginning on March 12, 2002, and ending on March 14, 2002, the Reporting Person sold in the open market (i) an aggregate of 74,000 shares held by the Reporting Person in his capacity as trustee of the Scott C. Smith Irrevocable Trust at an average sales price of $24.75 per share, and (ii) an aggregate of 74,000 shares held by the Reporting Person in his capacity as trustee of the Laura E. Smith Irrevocable Trust at an average sales price of $24.75 per share. Except as otherwise described herein, the Reporting Person has not effected any transactions in shares of Common Stock of the Company during the past 60 days.

         (d) No modification.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Schedule 13D is hereby amended by adding the following to the end thereof:

         The Shareholders Agreement was terminated on February 27, 2002.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No modification.

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 21, 2002
                                                      /s/ Philip B. Smith
                                                      -------------------------
                                                      Philip B. Smith

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than the executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                      PAGE 5


         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).